Exhibit 1A-2B

AMENDED OPERATING AGREEMENT

FOR

ILS FIXED HORIZON LLC

December 19, 2023

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ILS Fixed Horizons LLC

AMENDED OPERATING AGREEMENT

This Amended Operating Agreement (the “Agreement”) is effective as of the 19th day of December 2023, by and among each of the other persons whose names are set forth on Exhibit “A” attached hereto (the “Members”).

In consideration of the mutual covenants herein contained and for other good and valuable consideration, the Members and ILS Fixed Horizon LLC (the “Company”) hereby represent and agree as follows:

ARTICLE 1

FORMATION, OFFICES AND RECORDS

1.1       Formation. The Members have formed a manager-managed Texas limited liability company by executing and delivering the Articles of Organization to the Secretary of State of Texas in accordance with the Texas Limited Liability Company Act, and the rights and liabilities of the Members shall be as provided in such revised statutes except as may be modified in this Agreement. In the event of a conflict between the provisions of the Texas Limited Liability Company Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Texas Limited Liability Company Act specifically provides that the Agreement may not change the provision in question. The parties shall immediately, and from time-to-time hereafter, execute all documents and do all filing, recording, and other acts as may be required to comply with the operation of the Company under the Texas Limited Liability Company Act.

1.2       Name. The Name of the Company is ILS Fixed Horizon LLC.

1.3       Corporate Office. The corporate office (“Corporate Office”) of the Company shall be located at 210 Market Street, El Campo, TX 77437 or at such other place as the Company may determine from time to time.

1.4       Nature of Business. The business of the Company shall be an investment offering and to engage in any and all activities related or incidental thereto, wholly or partially, together with all activities necessary or appropriate to further said business. Notwithstanding the foregoing, the Company may engage in any lawful business activity in which a Texas limited liability company may engage.

1.5       Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Company in the state of Texas shall be as stated in the Articles or as shall be determined from time to time by the Company.

1.6       Condition of Membership. No person may become a Member of the Company without first executing this Agreement.

1.7       Records. The Company shall maintain the following records at the Corporate Office:

(a)	The full names and addresses of the Members;

(b)	A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which Articles have been executed;

(c)	A copy of the Company’s federal, foreign, state, and local income tax returns and reports (or the portions of the returns of others showing the taxable income, deductions, gains, losses, and credits of the Company), if any, for the three (3) most recent years;

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(d)	A copy of this Agreement, including all amendments thereto; and

(e)	If regularly prepared, any financial statements of the Company for the three (3) most recent years.

ARTICLE 2

DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

2.1       “Additional Member” means any Person that is admitted to the Company as an additional member pursuant to Article 8 of this Agreement.

2.2       “Agreement” means this Amended Operating Agreement, as further amended from time to time.

2.3       “Articles” means the Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Texas Secretary of State.

2.4       “Bankruptcy” means a Member who:

(a)	makes an assignment for the benefit of creditors;

(b)	files a voluntary petition in bankruptcy;

(c)	is adjudged a bankrupt or insolvent, or has entered against the Member an order for relief in any bankruptcy or insolvency proceeding; files a petition or answer seeking for herself or himself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed within one hundred twenty (120) days after commencement;

(d)	files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the member in any proceeding of this nature; or

(e)	seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member's properties, if within ninety (90) days after the appointment without the Member's consent or acquiescence of a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member's properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

2.5       “Capital Account” means the agreed value of the initial contributions increased by the agreed value of subsequent contributions to capital, if any, and reduced by distributions of capital, unless otherwise provided in the articles of organization or herein.

2.6       “Capital Contribution” means any contribution of funds, property, or services made by or on behalf of a Member as consideration for a Membership Interest.

2.7       “Cash Proceeds” means the amount of cash received from operations.

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2.8       “Code” means the Internal Revenue Code of 1986, as amended, and any successor to that Code.

2.9       “Company” means ILS Fixed Horizon LLC.

2.10       “Company Property” means any property owned by the Company.

2.11        “Disposition (Dispose)” means any sale, assignment, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

2.12       “Distribution” means a transfer of Company Property to a Member on account of a Membership Interest regardless of whether the transfer occurs on the liquidation of the Company, in exchange for the Membership Interest, or otherwise.

2.13       “Fiscal Year” means the Company’s fiscal year, which shall be the calendar year.

2.14       “Liquidity Crunch” occurs when the Company’s Quick Ratio (defined as the Company’s Current Assets minus its Inventory, which is then divided by the Company’s Current Liabilities) is equivalent to, or falls below, a 1.0 value for a period of two consecutive months—or two (2) consecutive thirty (30) day periods. At that juncture, the Company’s current liabilities will equal or rise above its current assets, meaning that the Debt Payments will not be able to be paid with the cash on hand, or without offloading a substantial portion of assets. During a Liquidity Crunch, the Manager shall have the sole and absolute discretion to pause Debt Payments, provided that the Manager issues a ten-day written notice to Investors prior to the pause occurring.

2.15       “Liquidity Event” means the sale or refinancing of any Property where, upon refinancing, the amount identified as Proceeds shall represent the Value of the Property, or cash proceeds, whichever is greater. This shall apply in the case of the Company having to take over the property underlying a delinquent Note.

2.16       “Liquidity Proceeds” means the amount of proceeds remaining on a Liquidity Event, after payment of all debts and obligations.

2.17       “Manager” means the Member appointed to be the Manager pursuant to Article 4.2. The Manager shall be the sole Voting Member.

2.18       “Member” means a person who has been admitted as a member of the Company and has a Membership Interest in the Company with rights, obligations and preferences and limitations specified in this Agreement and pursuant to the Texas Limited Liability Company Act.

2.19       “Membership Interest” or “Interest” means a Member’s entire interest in the Company including such Member’s rights in or to the Company’s profits, losses and Distributions pursuant to this Agreement and the Texas Limited Liability Company Act and such other rights and privileges that the Member may enjoy by being a Member.

2.20       “Net Distributable Cash Flow” means cash flow generated by the Company actually distributed subsequent to payment of all costs and expenses of operation and allocation of a reasonable reserve for working capital, depreciation and Liquidity Reserves.

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2.21       “Person” means a natural person, domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, association, business trust, estate, trust enterprise, or any other legal or commercial entity.

2.22       “Proceeding” means any judicial or administrative trial, hearing, or other activity, civil, criminal, or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member in the capacity of a Member, or other Person subject to the jurisdiction of such court, arbitrator, or governmental agency.

2.23       “Proceeds” means the amount of cash received from all sources.

2.24       “Substitute Member” means any Person that is admitted to the Company as an additional member pursuant to Article 10 of this Agreement.

ARTICLE 3

CAPITAL CONTRIBUTIONS AND DEBT STRUCTURE

3.1       Initial Capital Contributions. The Capital Contributions of the Members shall be equal to one hundred (100%) percent of the total capitalization of the Company. Irrespective of the number of Units issued to the Manager, the Manager shall contribute zero (0%) percent of the total capitalization of the Company.

3.2       Capital Contributions of the Members. The Members shall make such Capital Contributions as shall result in the issuance of Units described for each Member in Exhibit “A”. No interest shall accrue on any Capital Contribution and the Members shall not have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement.

3.3       Return of Capital Contributions. Capital Contributions shall be expended in furtherance of the business of the Company. All costs and expenses of the Company shall be paid from its funds. No interest shall be paid on capital contributions. The Manager shall not have any individual liability for the repayment of any Capital Contribution to any Member. Except as otherwise expressly provided in this Agreement, no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

3.4       Capital Accounts. The allocations and maintenance of Capital Accounts provisions contained in this Agreement are intended to comply with the Treasury regulations promulgated under 26 U.S. Code § 704 (the “Section 704 Regulations”) and shall be interpreted in a manner consistent with such regulations.

3.5       Offering. The Company shall offer the purchase of Debt Units (“Debt Units”) in various classes (“Classes”) which, taken together, shall be considered one offering (the “Offering”).

3.6       Debt Owners. Purchasers of Debt Units will become owners of Debt (“Debt Owners”) upon execution of the Subscription Agreement, indication of the Class the investor shall be a part of, a review and approval of the Company’s Operating Agreement, submission of the Qualification Profile, and delivery of the investment funds (the “Investment”). Debt Owners are not Members of the Company.

3.7       Debt Terms. Debt Units holders shall be entitled to a Debt Payment of between five to eight (5%-8%) percent depending on the Class of the Debt Units, paid monthly (“Debt Payment”) paid on or before the thirtieth (30th) day of the month following every calendar quarter, commencing on the day following receipt of the Capital Contribution by the Company.

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3.8       Only Entitled to Debt Payments. Debt Owners sole and exclusive entitlement with respect to their Investment is to debt payments according with the terms listed hereinabove.

3.9       No Control in Management. Debt Owners do not have a right to participate in the management of the Company’s affairs. Debt Owners cannot propose changes to the Manager or to the Operating Agreement.

ARTICLE 4

MANAGEMENT

4.1       Management Rights. Subject to Article 4.7, the day-to-day operations of the Company shall be conducted by the Manager, and all management of the Company shall be vested in the Manager. The Manager shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. Approval or action taken by the Manager in accordance with this Agreement shall constitute approval or action by the Company and shall be binding on each Member.

4.2       Manager. ILS Fixed Horizon MGMT CORP shall be the Manager of the Company.

4.3       Certain Powers of the Manager and Restrictions on Authority of the Manager. The Manager and agents of the Company authorized by the Manager shall have the authority to bind the Company. The Manager has the power, on behalf of the Company, to do all things necessary or convenient to carry out the day-to-day business, management, and affairs of the Company, including, without limitation:

(a)	All distributions made by the Company must be approved by the Manager;

(b)	The determination of the amount of, and the making of, the transfer of any Company Property to any person or entity;

(c)	The institution, prosecution, and defense of any Proceeding in the Company’s name;

(d)	The investment and reinvestment of the Company’s funds, and receipt and holding of Company Property as security for repayment;

(e)	The conduct of the Company’s business, the establishment of Company offices, and the exercise of the powers of the Company within or without Texas;

(f)	The appointment of employees and agents of the Company, the defining of their duties, and the establishment of their annual compensation;

(g)	The payment of compensation, or additional compensation to a Member and employees on account of services previously rendered to the Company, whether or not an agreement to pay such compensation was made before such services were rendered;

(h)	The purchase of liability and other insurance to protect the Company’s Property and business and the purchase of insurance on the life of any of the Members or employees for the benefit of the Company;

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(i)	The employment of accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds; and

(j)	The doing and performing of all other acts as may be necessary or appropriate to carry out the Company’s day-to-day business.

4.4       Liability of Members and Manager. Neither the Members nor the Manager shall be liable as Members or Manager for the liabilities of the Company to third parties. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Texas Limited Liability Company Act shall not be grounds for imposing personal liability on the Members or the Manager for liabilities of the Company. In the event the Manager does not comply with the standard of care set forth herein, in compliance with the requirements set forth herein, or breaches this Agreement, the Manager shall be liable to the Company and the Members for any and all damages caused directly or indirectly by said non-compliance or breach and the Company and/or the Members may pursue an action against the Manager. However, under no circumstances will a third party be deemed to be a third-party beneficiary of this or any provision in this Agreement.

4.5       Indemnification. The Company shall indemnify the Members and the Manager, for all costs, losses, liabilities, and damages paid or accrued by any Member or the Manager (either as Member, Manager, or agent) or because such Person is a Member or Manager, to the fullest extent provided or allowed by the law of Texas. To the extent the Company is required to indemnify the Manager or Member, as set forth herein, the Manager shall cause the Company to advance costs of participation in any Proceeding to the Member or Manager. The Manager may, with the consent of the Members, indemnify all other employees and agents of the Company for all costs, losses, liabilities, and damages paid or accrued by the agent or employee in connection with the business of the Company or because such Person is an agent or employee, to the fullest extent provided or allowed by the laws of Texas.

4.6       Conflicts of Interest. A Member or Manager does not violate a duty or obligation to the Company merely because the Member’s or Manager’s conduct furthers the Member’s or Manager’s own interest. A Member or Manager may lend money to and transact other business with the Company. The rights and obligations of a Member or Manager who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if either the transaction is fair to the Company or the Members (in the case of a transaction in which the Manager but not a Member is personally interested) or a Manager (in the case of a transaction in which a Member but not a Manager is personally interested) with knowledge of the interest and transaction of the Member or Manager as the case may be, or approved in advance by all of the non-interested Members.

4.7       Authority of the Manager to Bind the Company. The Manager may take the following actions only upon approval of all Members.

(a)	The admission of an Additional Member;

(b)	The initiation of a proceeding for the bankruptcy of the Company;

(c)	The change in the business or purpose of the Company;

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(d)	The approval of a merger, conversion or the application of any statute (the application of which is elective) to the Company;

(e)	Trading for or in the Company’s proprietary account, except for any normal operating error account;

(f)	The amendment of this Agreement, provided that such Amendment does not change the Distributions assigned to Members of each Class under the Offering Circular, or any action taken in violation of this Agreement; and

(g)	The sale, exchange, transfer, Distribution, or other Disposition of all, or substantially all, of the Company Property.

(h)	The initiation of a proceeding for the bankruptcy of the Company.

4.8       Compensation of Members and Manager. The Manager shall be reimbursed all reasonable expenses incurred on behalf of the Company and shall be entitled to reasonable compensation, in an amount to be determined from time to time by the Manager.

4.9       Standard of Care of Members and Manager. The Members’ and Manager’s duty of care in the discharge of the Members’ and the Manager’s respective duties to the Company is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging their duties, the Members or Manager shall be fully protected in relying in good faith upon the records required to be maintained by the Company and upon such information, opinions, reports, or statements by any of its agents, or by any other Person, as to matters the Members or Manager reasonably believe are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to the Members or the Manager might properly be paid.

4.10       Delegation of Duties. The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with affiliates of Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed.

ARTICLE 5

MEMBERSHIP INTERESTS; MEMBER MEETINGS

5.1       Membership Interests. The interests in the Company shall be represented by Membership Units. Each Membership Interest is represented by the number set forth with respect to the applicable Member in Exhibit “A” hereto.

5.2       Members. The Members of the Company, their respective addresses, and the number of Membership Interests held by each Member shall be as set forth in Exhibit “A” attached hereto and by reference made a part hereof. Exhibit “A” shall be amended from time to time to reflect any changes in the composition of the Members or their Membership Interests that may occur after the date hereof in accordance with the terms of this Agreement, and such amendments to Exhibit “A” shall be made automatically upon any such change.

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5.3       Required Meetings; Place of Meetings. The Members may, but are not required to, hold meetings annually. Meetings of the Members may be called by the Manager. The Manager shall designate the place of any Member meeting, which may be any place within or outside of the state of Texas and may be held or attended via conference call or video conference. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the Corporate Office of the Company.

5.4       Notice of Meetings; Record Date. Written notice stating the place, day, and hour of the meeting and the purpose(s) for which the meeting is called shall be given not less than ten (10) days or more than sixty (60) days before the date of the meeting to each Member. Notice shall be effective if delivered personally, telecopied (if confirmed), or if mailed by registered or certified mail (return receipt requested) on the third business day after mailing to the Member(s) or if by overnight delivery, the first business day following delivery.

5.5       Consents. Action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the action is evidenced by written consent of the Manager.

ARTICLE 6
MAINTENANCE OF BOOKS AND RECORDS,

ALLOCATION OF PROFITS AND LOSSES

6.1       Books, Records and Audit Rights. During the Term of this Agreement and for three (3) years thereafter, the Company shall maintain proper records and books of account prepared using consistent accounting principles relating to the computation of payments owed and costs charged to the Company. The Company, for accounting and income tax purposes, shall operate on a Fiscal Year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice.

6.2       Bank Accounts. All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

6.3       Financial Statements. Within a reasonable period after the end of each Fiscal Year, the Manager shall cause to be prepared and furnished to all the Members annual financial statements of the Company, the cost of which shall be an expense of the Company.

6.4       Revenues. The Company shall collect and account for all gross revenue received from the Notes. All revenue collected by the Company shall be collected, reported, and accounted for through the bank accounts of the Company.

6.5       Net Profits and Net Losses. “Net Profits” and ‘‘Net Losses” shall mean the net profits or net losses of the Company for any specified period, taking into account each item of income, gain, loss, and deduction for such period, including the following deductions or reserves:

(a)       expenses, maintenance, and overhead charges of the operations of the Company’s business, including operating expenses and working capital needs; and

(b)       reserves for accrued or contingent liabilities required by GAAP or as the Manager deems appropriate.

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6.6       Allocation of Net Profits and Net Losses. Net Profits and Net Losses of the Company shall be allocated among the Members’ Capital Accounts as follows:

(a) Profits. At the end of each Fiscal Year, any Net Profits remaining may be allocated to the Members pro rata, based upon the proportion of the Membership Interest held by each Member to the number of Membership Interests held by all Members, subject to allocations based on the Capital Accounts.

(b) Losses. At the end of each Fiscal Year, any Net Losses remaining shall be allocated to the Members pro rata, based upon the proportion of the Membership Interest held by each Member to the number of Membership Interests held by all Members, subject to allocations based on the Capital Accounts.

6.7       Tax Allocation. For federal, state, and local income tax purposes the income, gains, losses, deductions and credits of the Company, including the character and type thereof, shall be allocated among the Members in the same manner that each such item is allocated among the Capital Accounts.

(a) Profits. For federal, state, and local income tax purposes the income, gains, losses, deductions and credits of the Company, including the character and type thereof, shall be allocated among the Members in the same manner that each such item is allocated among the Capital Accounts.

(b) Losses. The allocations set forth in Sections 6.5 and 6.6 hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other item of Company income, gain, loss or deduction pursuant to this section. Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations) to the contrary, the Manager shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that after such offsetting allocations are made, each Member’s Capital Account balance is to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to the general allocation provisions.

6.9       Compliance with Code. The allocations and maintenance of Capital Accounts provisions contained in this Agreement are intended to comply with 26 U.S. Code § 704 and shall be interpreted in a manner consistent with such regulations. The Company may, by action of the Manager, and without the consent of any Member, amend the provisions of the Agreement and the manner in which profits and losses (or other items) are allocated to the extent (but only to the extent) necessary to comply with 26 U.S. Code § 704.

ARTICLE 7
OTHER TAX AND FINANCIAL MATTERS

7.1       Tax Characterization and Returns. The Members acknowledge that the Company is intended to be treated as a “partnership” for federal, state, and local tax purposes. Within ninety (90) days after the end of each Fiscal Year, the Manager will cause to be delivered to each person who was a Member at any time during such Fiscal Year a Schedule K-1 and such other information with respect to each Member’s share of income, gain, loss, deduction, and credit for the Fiscal Year, if any, with respect to the Company as may be necessary for the preparation of such Member’s federal, state, or local income tax (or information) returns.

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7.2       Accounting Decisions. The Manager will make all decisions as to accounting matters and may cause the Company to make whatever elections the Company may make under the Code.

ARTICLE 8
ADMISSION OF ADDITIONAL MEMBERS

From the date of the formation of the Company, any Person acceptable to the Manager may become a Member in the Company by the sale of new Membership Interests for such consideration as the Manager shall determine, subject to the terms and conditions of this Agreement. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Manager may, at its option, at the time an additional Member is admitted, close the Company books (as though the Company’s tax year had ended) or make pro rate allocations of loss, income, and expense deductions to an additional Member for that portion of the Company’s tax year in which an additional Member was admitted in accordance with the provisions of the Treasury regulations promulgated under Section 706 of the Code.

ARTICLE 9

DISTRIBUTIONS

9.1       Distributions of Proceeds. Distributions of Proceeds made by the Company are made pro rata.

9.2       Liquidation/Dissolution. All distributions of cash resulting from the sale of the Company’s Property shall be distributed consistent with the provisions of section 13.4 of this Agreement as soon as practicable following the Manager’s determination that such cash is available for distribution.

9.3       Allocation and Distributions between Transferor and Transferee. Upon the transfer of all or any part of a Member Interest of a Member as provided in this Agreement, profits and losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by 26 U.S. Code § 706 and 26 CFR § 1.704 and 26 CFR § 1.706. Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred Membership Interest; provided, however, that if such transfer causes a termination of the Company pursuant to 26 CFR § 708(b)(1)(B), the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with 26 CFR § 1.704-1(b).

9.4       Guaranteed Payments. Any payment to a Member for services rendered by the Company which is not governed for all purposes by an agreement other than this Agreement shall be deemed to be a "guaranteed payment" described in and governed by Section 707(c) of the Code.

9.5       In-Kind Distribution. Except as otherwise expressly provided herein, assets of the Company, other than cash, shall not be distributed, in kind, to the Members, without the prior approval of the Manager.

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ARTICLE 10

TRANSFERS OF MEMBERSHIP INTERESTS

10.1       Transfers Prohibited. No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively “Transfer”) of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 10 shall be void and of no legal effect.

10.2       Permitted Transfer. Any Member may transfer their Interest to a third party with the written consent of Manager. The Manager, in its sole discretion, may approve or disapprove the Transfer.

10.3       Substituted Member. A permitted transferee of any Member’s Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

(a)	Filing with the Company an opinion of counsel reasonably satisfactory to the Company that the proposed sale, transfer or disposition does not result in a violation of the Texas Limited Liability Company Act or any applicable state or province "blue sky" (collectively, "Securities Laws");

(b)	Filing with the Company a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member’s percentage being transferred and setting for the intention of the transferor that the permitted transferee succeed to the transferor Membership Interest (or the portion thereof) as a Member;

(c)	Filing with the Manager any and all documents requested by Manager to allow Manager to assess the qualifications of the transferee;

(d)	Execution, acknowledgement and delivery by the transferor and transferee of any other instruments reasonably required by the Manager, including an agreement of the permitted transferee to be bound by the provisions of this Agreement; and

(e)	Manager approval.

10.4       Indemnification. The Member agrees to hold the Company and its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any sale, transfer or other disposition of the Units by the transferring Member in violation of any Securities Laws or any misrepresentation with respect to said transfer.

10.5       Successors in Interest. Subject to the restriction of this Article, the rights and obligations of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Member.

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ARTICLE 11

RIGHT OF FIRST REFUSAL TO TRANSFER INTEREST

11.1       Notice. In the event any Member (the “Offeree”) receives or obtains a bona fide offer from a third party (“Third Party”) to purchase all or any portion of its Interest in the Company, which the Offeree desires to accept, then prior to accepting such offer the Offeree shall give written notice (the “Notice”) of such offer to the Manager. Such Notice shall set forth the material terms of such offer, including without limitation the identity of the Third Party, the purchase price, and the terms of payment. The Manager shall have a period of thirty (30) days from the date of receipt of the Notice in which to elect to purchase the interest of the Offeree on the same terms and conditions as contained in the Notice. In the event that the Manager declines to purchase the interest of the Offeree, then the Offeree shall give written notice of such offer to all other Members (the “Noticed Members”), which Notice shall set forth the material terms of such offer, including without limitation the identity of the Third Party, the purchase price, and terms of payment. The Noticed Parties shall have a period of thirty (30) days from the date of receipt of the notice in which to elect to purchase the Interest of the Offeree on the same terms and conditions as contained in the Notice. If more than one Noticed Member elects to purchase, the Interest of the Offeree shall be purchased pro rata by all electing Noticed Members in accordance with their respective percentages. Failure of a Noticed Member to respond within the thirty (30) day period shall be deemed an election not to purchase.

In the event that no Noticed Members respond, or if all Noticed Members expressly elect not to purchase, upon approval of the Manager, the Offeree shall have the right to proceed to sell its Interest to the Third Party on the terms and conditions contained in the Notice. In the event, however, that the sale to the Third Party is not consummated on the terms contained in the Notice within six (6) months following the date of the Notice, the Offeree shall be obligated to comply again with the terms of this Article 11.1 with respect to the existing Offer and all subsequent third party offers.

11.2 Costs.  In the event that the Manager or Noticed Member or more than one Noticed Member shall elect to purchase as provided in Article 11.1, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, excluding attorneys’ fees shall be divided equally among the Offeree and the purchasing Noticed Member(s). The Offeree shall deliver all appropriate documents of transfer at the closing of such sale. From and after the date of such closing, whether the sale is made to the Noticed Member(s) or to the Third Party, the Offeree shall have no further interest in the assets or income of the Company and the person(s) purchasing the Interest shall indemnify and hold harmless the Offeree from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney’s fees arising from the operation of the Company.

11.3       Substituted Member. If a Member transfers its interest pursuant to this Article 11, such transferee shall comply with the provisions of Article 10.3 to become a Substituted Member of the Company.

ARTICLE 12

BANKRUPTCY OR OTHER INVOLUNTARY TRANSFER

12.1       Option to Purchase due to Bankruptcy. In the event of the Bankruptcy of a Member (hereinafter called the “Bankrupt Member”), the Manager initially and thereafter the other Members (hereinafter referred to as “Remaining Members”) shall have the option to purchase the Membership Interest of the Bankrupt Member. Such option may be exercised first by the Manager for a period of thirty (30) days and thereafter by the Remaining Members, should the Manager decline to exercise its option, giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member’s interest in the Company (hereinafter called an “Bankruptcy Transferee”) of which the Remaining Members have been given notice, at the address of such Bankruptcy Transferee contained in any such notice of Bankruptcy.

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If the Remaining Members have not elected within the period specified herein to purchase the Bankrupt Member’s Interest as provided, the Bankruptcy Transferee of such Interest shall, within thirty (30) days thereafter, execute and deliver to the Company such documents, in a form reasonably satisfactory to the counsel for the Remaining Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Bankruptcy Transferee, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. Within thirty (30) days after delivery of such documents the Company shall notify the Bankruptcy Transferee of its acceptance of such documents and of the Bankruptcy Transferee as a Member, the Bankruptcy Transferee shall thereupon be deemed a Member.

12.2       Purchase due to Involuntary Transfer. In the event of the death of a Member (“Deceased Member”) the Member’s estate or heirs (“Involuntary Transferees”) have the option to sell the Deceased Member’s Interest to the Manager in the first instance and thereafter, to the Remaining Members. Such option may be exercised only by the Involuntary Transferees by giving the Manager and thereafter, the Remaining Members written notice of its desire to sell said Interest. The option must be exercised within one (1) year of the death of the Deceased Member. If the Manager desires to purchase said Deceased Member’s Interest, the Manager must give written notice thereof within thirty (30) days after its receipt of notice of the Involuntary Transferees’ the intention to sell the Interest. Thereafter, notice of exercise of the option shall be given to the Remaining Members which must include the contact information for the Involuntary Transferees.

If the Involuntary Transferees have not elected within the period specified herein to sell or the Remaining Members have not elected to purchase the Deceased Member’s Interest the Involuntary Transferees shall, within thirty (30) days thereafter, execute and deliver to the Company such documents, in a form reasonably satisfactory to the counsel for the Remaining Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Involuntary Transferees, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. Within thirty (30) days after delivery of such documents, the Company shall notify the Involuntary Transferees of its acceptance of such documents and of the approval as a Member, and shall thereupon be deemed a Member.

12.3       Agreed Value. If the Remaining Members have elected to purchase the Interest of the Bankrupt or Deceased Member, the purchase price of such Interest shall be the percentage of the Bankrupt or Deceased Member’s Interest in the Company purchased by the Remaining Members times the agreed value thereof. If a value cannot be agreed upon, three appraisals of the Membership Interest shall be obtained from three different reputable appraisal companies as promptly as practicable. The average of the three such appraisals shall become the “Agreed Value” of the Bankrupt or Deceased Member’s Interest in the Company, taking into account all debts and liabilities of the Company and the Capital Accounts of the Bankrupt or Deceased Member and the Remaining Members. Prompt written notice of the determination of the appraisers, signed by each appraiser, shall be given to the Bankrupt and any Bankruptcy Transferee, or Deceased Member’s heirs or estate, and to the Remaining Members and shall be conclusive upon them. Costs of the appraisals shall be shared equally between the Bankrupt or Deceased member and the Remaining Members who elect to purchase the subject Member Interest.

12.4       Notice of Agreed Value and Closing. After the giving of the determination as set forth in Article 12.3, the Remaining Members shall give written notice to the Bankrupt Member and any Bankruptcy Transferee or the Involuntary Transferees as the case may be, fixing the time and date for the closing of the purchase by the Remaining Members of the Bankrupt or Deceased Member’s Interest in the Company, which closing shall be at the Corporate Office of the Company on the date not less than thirty (30) days nor more than sixty (60) days after the date of such notice subject to the consent and approval of any Court having jurisdiction. At the closing, the Remaining Members shall pay to the Bankrupt Member or Bankruptcy Transferee, as the case may be, or the Involuntary Transferees by certified or bank check, an amount equal to the Agreed Value of the Bankrupt or Deceased Member’s Interest in the Company. The Bankrupt Member and any Bankruptcy Transferee, or the Involuntary Transferees shall execute, acknowledge and deliver to the Remaining Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey to the Remaining Members all the right, title and interest of the Bankrupt Member and Bankruptcy Transferee, or the Involuntary Transferees in the Company and the assets thereof.

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ARTICLE 13

DISSOLUTION AND WINDING UP

13.1       Dissolution. The Company shall be dissolved and its affairs wound up upon the election of the Manager. Notwithstanding any provision of the Texas Limited Liability Company Act to the contrary, the Company shall continue and not dissolve as a result of the death, retirement, resignation, expulsion, bankruptcy, or dissolution of any Member or any other event that terminates the continued membership of a Member. The Company shall be dissolved and its affairs shall be wound up upon the earliest of:

(a)	The sale or other Disposition of all or substantially all of the assets of the Company.

(b)	An election to dissolve and wind up the Company by the Manager(s);

(c)	The expiration of the term of the Company, unless the Manager(s) have elected to continue the Company in writing prior to the expiration of such term;

13.2       Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Company without the consent of the Manager. The withdrawal, death, insanity, incompetency, Bankruptcy, dissolution or Liquidation of any Member as such will not dissolve the Company.

13.3       Effect of Dissolution. Upon dissolution, the Company shall cease carrying on as distinguished from the winding up of the Company business, but the Company is not terminated and continues until the winding up of the affairs of the Company is completed and articles of dissolution have been filed with the Texas Department of State.

13.4       Procedure for Winding-Up. The Company shall be dissolved upon an election of the Manager(s) to dissolve the Company. Upon dissolution of the Company, the assets of the Company will be distributed in the following order:

(a)       The creditors of the Company, including the Manager.

(b)        The balance to the Members.

13.5       Winding Up and Certificate of Dissolution. Upon the completion of winding up of the Company, the Manager or other person designated by the Members shall deliver articles of dissolution to the Texas Department of State for filing. The articles of dissolution shall set forth the information required by the Texas Limited Liability Company Act.

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ARTICLE 14

ATTORNEY-IN-FACT AND AGENT

Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Manager and any of them acting alone as such Member’s true and lawful attorney-in-fact and agent, with full power and authority in such Member’s name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company’s articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of a Member’s Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by the Manager. This power of attorney is a limited power of attorney and does not authorize the Manager to act on behalf of a Member except as described in this Article 14.

ARTICLE 15

MISCELLANEOUS

15.1       Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (if confirmed), or if mailed by registered or certified mail (return receipt requested) on the third business day after mailing to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) or if by overnight delivery one the first business day after delivery to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Company:	ILS Fixed Horizon LLC
210 Market Street
El Campo, TX 77437
Attention: Donald J. Sutton
Email: Donald.Sutton@ILS.Cash

If to Manager:	ILS Fixed Horizon Management Corp
210 Market Street
El Campo, TX 77437
Attention: Donald J. Sutton
Email: Donald.Sutton@ILS.Cash

Copy To:	c/o Laurence J. Pino, Esq.
Pino Law Group, PLLC
99 S. New York Ave.
Winter Park, FL 32789
Email: ljp@pinolawgroup.com

15.2       Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

15.3       Interpretation. Except as otherwise provided herein, to the extent provisions or terms of this Agreement are subject to varying interpretations or constructions, the parties intend that such provisions and terms be interpreted consistent and in accordance with any similar provisions and terms set forth in the Texas Limited Liability Company Act, and successor laws.

15.4       Terms. Common nouns and pronouns will be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the person or persons, firm, or corporation may in the context require.

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15.5       Nature of Interest in the Company. A Member’s Interest shall be personal property for all purposes.

15.6       Amendment. This Agreement shall not be altered, amended, or repealed except upon the approval of the Manager.

15.7       Amendment of Articles of Organization. Except as otherwise provided in the Texas Limited Liability Company Act, the Articles of the Company shall not be altered, modified, or changed except upon the approval of the Manager at the time of such alteration, modification, or change.

15.8       Specific Enforcement. All breaches of this Agreement are subject to specific enforcement, without prejudice to the right to seek damages or other remedies.

15.9       Time. Time is of the essence with respect to this Agreement.

15.10       Entire Agreement; No Third-Party Rights. This Agreement, including Schedules and Exhibits, and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Members with respect to the subject matter hereof. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including creditors of the Company. The parties to this Agreement expressly retain any and all rights to amend this Agreement as herein provided, notwithstanding any interest in this Agreement or in any party to this Agreement held by any other Person.

15.11       Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

15.12       Severability. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid, or unenforceable, to any extent, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

15.13       Headings. Headings and captions are for convenience only and are not to be used in the interpretation of this Agreement.

15.14       Governing Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas. In the event of a dispute regarding this Agreement or the respective rights of the Parties hereunder, the Parties agree to submit such dispute exclusively to binding arbitration under Judicial Arbitration and Mediation Services (“JAMS”) or the American Arbitration Association (“AAA”), at the discretion of the Party filing such demand for arbitration, in Wharton, Texas before a single professional arbitrator selected by the Parties or, if the Parties cannot agree on an arbitrator, appointed by JAMS or AAA, as relevant. Any such arbitration shall be commenced within fifteen (15) days of selection of the arbitrator and the discovery rules contained in the Texas Rules of Civil Procedure shall apply to all such proceedings in the event the arbitrator does not set out alternative discovery rules. In the event that the Parties are required to take any action to enforce any provision of this Agreement, or litigation results from or arises out of this Agreement or the performance thereof, the Parties agree the arbitrator shall order all remedies permitted by law, including award attorney's fees and costs to the prevailing party, and require that the entire proceeding, including the existence of the proceeding, be held confidential by the Parties, and shall not be disclosed by any Party. Any and all orders issued by the arbitrator shall be enforced by a state court of competent jurisdiction located in Wharton, Wharton County, Texas.

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15.15       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Transmission by facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

COMPANY:

ILS Fixed Horizon LLC

By:
ILS Fixed Horizon MGMT CORP, Manager Donald J. Sutton, President

MANAGER:
ILS Fixed Horizon MGMT CORP

By:
Donald J. Sutton, President

MEMBERS:
ILS Legacy Holdings LLC

By:
Donald J. Sutton, Manager

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EXHIBIT “A”

OWNERSHIP INTEREST

Manager	Address	Units
ILS Fixed Horizon MGMT CORP	210 Market Street El Campo, TX 77437	-1-

Members	Address	Units
ILS Legacy Holdings LLC	210 Market Street El Campo, TX 77437	-99-

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